
10013236

/ & Pullen
Certified Public Accountants

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2009

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Tennant Company:

We consent to incorporation by reference in Registration Statement (No. 333-114884) of Tennant Company on Form S-8 of our report dated June 25, 2010, appearing in this Annual Report on Form 11-K of the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2009.

Minneapolis, Minnesota
June 25, 2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By - 

Vicki L. Haugen,
Retirement Benefits Committee

Date – June 25, 2010

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Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2009 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, as a Member of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 25, 2010



Vicki L. Haugen
Member, Retirement Benefits Committee

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Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008		
	Allocated	Unallocated	Allocated	Total
Assets:				
Investments at fair value:				
Investments in registered investment companies	**$ 194,945,500**	$ 27	$ 171,986,591	$ 171,986,618
Investment in Tennant Company common stock:				
Allocated	**48,824,764**	-	24,729,936	24,729,936
Unallocated	**-**	1,539,400	-	1,539,400
Loans to participants	**4,570,218**	-	4,476,429	4,476,429
Total investments	**248,340,482**	1,539,427	201,192,956	202,732,383
Receivables:				
Tennant Company (employer) contributions	**3,376,996**	-	2,333,271	2,333,271
Dividends and interest	**95,270**	-	285,571	285,571
Total assets	**251,812,748**	1,539,427	203,811,798	205,351,225
Liabilities:				
Fees payable	**(85,417)**	-	(96,209)	(96,209)
ESOP note payable to Tennant Company	**-**	(1,891,895)	-	(1,891,895)
Total liabilities	**(85,417)**	(1,891,895)	(96,209)	(1,988,104)
Net assets (liabilities) available for benefits	**$ 251,727,331**	$ (352,468)	$ 203,715,589	$ 203,363,121

See Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

	Unallocated	Allocated	Total
Investment income:			
Net appreciation in fair value of investments	$ 577,015	$ 52,273,043	$ 52,850,058
Interest	6,126	316,256	322,382
Dividends	-	4,475,346	4,475,346
Dividends — Tennant Company (employer) common stock	16,461	989,558	1,006,019
	599,602	58,054,203	58,653,805
Interest expense	(190,135)	-	(190,135)
Administrative expense	-	(225,199)	(225,199)
Net investment income	409,467	57,829,004	58,238,471
Contributions:			
Participant	-	8,150,651	8,150,651
Rollovers	-	309,174	309,174
Tennant Company (employer)	1,716,721	4,792,130	6,508,851
Total contributions	1,716,721	13,251,955	14,968,676
Distributions to participants	-	(24,842,937)	(24,842,937)
Allocation of 99,961 shares of common stock of Tennant Company, at estimated fair value	(1,773,720)	1,773,720	-
Total distributions and allocations	(1,773,720)	(23,069,217)	(24,842,937)
Net increase	352,468	48,011,742	48,364,210
Net assets available for benefits:			
Beginning of year	(352,468)	203,715,589	203,363,121
End of year	$ -	$ 251,727,331	$ 251,727,331

See Notes to Financial Statements.

Note 1. Plan Description

General: The following brief description of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) is provided for general purposes only. Participants should refer to the plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the Board of Directors of the Company amended the Plan, which authorized the establishment of a leveraged employee stock ownership plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

In 1990, the ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase was financed by a 20-year, 10.05 percent per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provided for the trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $1,891,895 at December 31, 2008. The loan balance was paid in full during 2009 with all shares being fully allocated to participants. As the Plan made payments of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. During 2009, 99,961 shares were allocated to participant accounts. The trustee repaid the loan principal and related interest charges using dividends on the common shares of leveraged stock held by the ESOP and the Company's contributions to the Plan.

The borrowing was collateralized by the unallocated shares of stock. The lender has no rights against the shares once they are allocated under the ESOP. Accordingly, pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated), the statement of net assets available for benefits of the Plan as of December 31, 2008, presents separately the assets and liabilities, and the statement of changes in net assets available for benefits for the year ended December 31, 2009, presents separately the additions and deductions on an allocated and unallocated basis.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65

b. Retirement at any time between the ages of 55 and 65

c. Disability retirement at any age

d. Voluntary termination of employment by employee

e. Involuntary termination or layoff other than for cause

f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant's accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.

Note 1. Plan Description (Continued)

Voting rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan's terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to immediately reallocate Company contributions of Tennant Company stock.

Overview of accounts: Six separate accounts have been established for allocating contributions to the Plan — the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and Employee Stock Ownership (ESOP) Account.

Retirement Account: The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined-benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10 percent of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions have been made to this account.

Individual Shelter Account: Each year participants may defer a portion of their salaries (up to 25 percent of eligible participant compensation, as defined, subject to certain limits), which is put in the participants' Individual Shelter Accounts (401(k)). Catch-up contributions allowed by participants age 50 and older, up to an additional $5,500 as adjusted by the IRS, are also credited to this account.

Deferred Investment Account: The Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Future supplemental contributions as determined by the Company to be paid in cash will continue to be credited to the Deferred Investment Account.

Note 1. Plan Description (Continued)

Rollover Account: Beginning October 1, 1993, all rollover contributions received by the Plan were deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account: Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts of up to 10 percent of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions were no longer permitted. Amounts contributed prior to January 1, 1987, shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account: The Company makes a matching contribution of 75 percent of the first 4 percent of each eligible participant's eligible compensation, as defined, with Tennant Company common stock for a maximum contribution of 3 percent of the participant's eligible compensation. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company may make, at its discretion, a supplemental contribution to the participants, depending upon the Company's profitability, based on a participant's eligible compensation, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be allocated to participants as supplemental contributions. Any contribution that is not satisfied by releasing leveraged shares may, at the Company's discretion, be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5 percent or higher, 3 percent is deferred and credited to the participant's account, with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account.

Investment options: Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in the Plan and invested in different funds.

Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by the Company) are made in Tennant Company stock and deposited in the ESOP Account.

Participant loans: Participants can request a loan amount not to exceed 50 percent of the value of their account balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2 percent above the prime rate as published in the *Wall Street Journal* as of the last day of the prior month. The loans are secured by the balance in the participant's accounts and bear interest at rates that range from 5.25 percent to 10.50 percent.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan's investment assets and executes transactions therein based upon instructions received from the plan administrator, Tennant Company, and the participants of the Plan. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Payment of benefits: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2009, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the 2009 statement of net assets available for benefits.

Subsequent events: In preparing these financial statements, management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date on which the financial statements were issued.

Note 3. Investments

The net appreciation in fair value of investments for the year ended December 31, 2009, was as follows:

Investments in registered investment companies	$ 38,014,714
Investment in Tennant Company common stock	14,835,344
	$ 52,850,058

Note 3. Investments (Continued)

The following investments as of December 31, 2009 and 2008, represented 5 percent or more of the Plan's net assets available for benefits:

	2009	2008
Tennant Company common stock	$ 48,824,764	$ 26,269,336
Vanguard Group of Mutual Funds:		
Wellington	37,790,588	32,661,760
Prime Money Market	30,105,772	*
500 Index	29,205,499	21,610,546
Windsor	19,011,231	15,549,076
Developing Markets Index	13,092,121	*
Federal Money Market	*	41,166,386
Metropolitan West Total Return Bond Fund	24,487,304	20,579,639

*Individual investment does not exceed 5 percent or more of the Plan's net assets available for benefits in the year presented.

The Plan's investments in Tennant Company stock at December 31, 2009 and 2008, are presented in the following table:

	2009	2008	
Tennant Company Common Shares	Allocated	Allocated	Unallocated
Number of shares	1,963,089	1,606,922	99,961
Cost	$ 25,653,220	$ 23,082,422	$ 902,648
Market	48,824,764	24,729,936	1,539,400

Note 4. Fair Value Measurements

The Plan follows guidance for fair value measurements that provides a framework for measuring fair value under generally accepted accounting principles. This guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the following three categories:

Level 1: Valuations are based on assets and liabilities traded in an active market.

Level 2: Valuations are based on assets and liabilities traded in a less active market or valuations based on pricing services for identical or similar assets or liabilities. If the asset has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3: Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

Note 4. Fair Value Measurements (Continued)

Management intends to use the best available information in measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Investments in registered investment companies: Certain investments in registered investment companies are valued at the net asset value of shares, based on active market prices, held by the Plan at year-end. Other investments in registered investment companies are valued at cost plus accrued income, which approximates fair value determined from or corroborated by observable market data by correlation or other means.

Investment in Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Loans to participants: Loans to participants are valued at amortized cost, which approximates fair value measured as the present value of outstanding principal amounts discounted at current market interest rates for loans with similar risks and terms.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2009 and 2008:

	Investment Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Investments in registered investment companies:				
Short-term reserves	$ -	$ 30,105,772	$ -	$ 30,105,772
Bond funds	24,487,304	-	-	24,487,304
Balanced funds (stocks and bonds)	50,137,642	-	-	50,137,642
Domestic stock funds	72,744,152	-	-	72,744,152
International stock funds	17,470,630	-	-	17,470,630
Investment in Tennant Company common stock	48,824,764	-	-	48,824,764
Loans to participants	-	-	4,570,218	4,570,218
Total investment assets at fair value	$ 213,664,492	$ 30,105,772	$ 4,570,218	$ 248,340,482

Note 4. Fair Value Measurements (Continued)

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Investments in registered investment companies:				
Short-term reserves	$ -	$ 41,424,204	$ -	$ 41,424,204
Bond funds	20,579,639	-	-	20,579,639
Balanced funds (stocks and bonds)	42,001,847	-	-	42,001,847
Domestic stock funds	54,636,606	-	-	54,636,606
International stock funds	13,344,322	-	-	13,344,322
Investment in Tennant Company common stock	26,269,336	-	-	26,269,336
Loans to participants	-	-	4,476,429	4,476,429
Total investment assets at fair value	$ 156,831,750	$ 41,424,204	$ 4,476,429	$ 202,732,383

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

	Loans to Participants
Balance, beginning of year	$ 4,476,429
Issuances (net)	93,789
Balance, end of year	$ 4,570,218

Note 5. Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

In prior years, the Plan entered into a loan agreement with the Company for the purchase of $17.5 million of Tennant Company stock (see Note 1).

Note 6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the tax code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Tennant Company identified certain operational failures with respect to the Plan during 2008 and is in the process of submitting an application under the Voluntary Compliance Resolution Program to the IRS. Tennant Company believes that the Plan has maintained its tax-exempt status.

An accounting standard was recently issued that clarifies the accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	Current Value
Registered investment companies:		
Vanguard Wellington Fund*	Mutual fund, 1,309,899 shares	$ 37,790,588
Vanguard Prime Money Market Fund*	Mutual fund, 30,105,772 shares	30,105,772
Vanguard 500 Index Fund*	Mutual fund, 284,460 shares	29,205,499
Metropolitan West Total Return Bond Fund	Mutual fund, 2,473,465 shares	24,487,304
Vanguard Windsor Fund*	Mutual fund, 1,596,241 shares	19,011,231
Vanguard Developing Markets Index Fund*	Mutual fund, 1,373,780 shares	13,092,121
Vanguard Explorer Fund*	Mutual fund, 199,855 shares	11,451,715
Vanguard Growth Index Fund*	Mutual fund, 372,708 shares	10,182,376
Artio International Equity Fund	Mutual fund, 158,814 shares	4,378,509
Vanguard Target Retirement 2010 Fund*	Mutual fund, 119,830 shares	2,458,910
Chesapeake Core Growth Fund	Mutual fund, 126,194 shares	1,746,520
Vanguard Target Retirement 2035 Fund*	Mutual fund, 145,171 shares	1,686,892
Vanguard Target Retirement Income Fund*	Mutual fund, 152,812 shares	1,618,277
Vanguard Target Retirement 2015 Fund*	Mutual fund, 142,213 shares	1,608,430
Vanguard Target Retirement 2025 Fund*	Mutual fund, 122,652 shares	1,388,423
Wells Fargo Small Company Value Fund	Mutual fund, 110,589 shares	1,146,811
Vanguard Target Retirement 2030 Fund*	Mutual fund, 49,073 shares	947,594
Vanguard Target Retirement 2020 Fund*	Mutual fund, 39,920 shares	796,805
Vanguard Target Retirement 2045 Fund*	Mutual fund, 59,727 shares	717,917
Vanguard Target Retirement 2040 Fund*	Mutual fund, 32,110 shares	611,697
Vanguard Target Retirement 2050 Fund*	Mutual fund, 13,846 shares	264,606
Vanguard Target Retirement 2005 Fund*	Mutual fund, 22,541 shares	247,503
		194,945,500
Tennant Company common stock*	Common stock, 1,963,089 shares, par value $0.375; cost is $25,653,220	48,824,764
Vanguard Group Fiduciary Trust Company*	Loans to participants, ranging between 5.25% and 10.50%, maturing through December 2017	4,570,218
		$ 248,340,482

*Represents party in interest.
**Cost information for participant-directed investments is not required.